Sub-Item 77I: Terms of new or amended securities

At its September 22, 2016 Meeting of the Board of Directors, the Board approved the creation of the Motley Fool Independence Fund, the Motley Fool Great America Fund, and the Motley Fool Emerging Markets Fund (formerly, the Motley Fool Epic Voyage Funds) (the "Funds"), new series of The RBB Fund, Inc. (the "Company"). Each Fund consists of two classes of shares:
Investor Shares and Institutional Shares. A description of the Funds' Shares is contained in the Funds' Prospectus and Statement of Additional Information dated February 28, 2017, which was filed in the Fund's 485B filing on February 28, 2017.